[redacted]

09059134

UNI
SECURITIES AND
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2009
Washington, DC
105

AB 3/10

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore 828-883-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gabler Molis & Co., PA
(Name – *if individual, state last, first, middle name*)

32 Orange Street	Asheville	NC	28801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N. Craig Gilmore
Signature

FINOP
Title

Elizabeth Laine Shiflet
Notary Public

ELIZABETH LAINE SHIFLET NOTARY PUBLIC TRANSYLVANIA COUNTY, N.C.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GablerMolis & COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
tel. 828.281.3161
fax 828.281.3164

To the Management and Members
Carolina Financial Securities, LLC
185 West Main Street
Brevard, NC 28712

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered Carolina Financial Securities, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies.

Management Override of Controls

Although access to the accounting software package is password protected and limited to only a few in the organization, the possibility exists for management to override transactions or dates of transactions without evidence of an audit trail. During the audit, we did not identify any situations where this occurred.

Determination of Reserve Requirements Pursuant to Rule 15c3-3

Carolina Financial Securities, LLC relies on Rule 15c3-3(k)(2)(i) of the Securities and Exchange Act as the exemption from the requirement for the computation for Determination of Reserve Requirements pursuant to Rule 15c3-3. Specifically, the exemption states that "the provisions of this section [15c3-3] shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Carolina Financial Securities, LLC conducts a business composed entirely of the private placement of unregistered securities with accredited and institutional investors. The firm does not receive customer funds, hold customer securities, or carry margin accounts. Per a review of the firm's Written Supervisory Procedures and supported by a review of the firm's Checks Received and Forwarded Blotter and bank statement, any checks that the firm receives from customers for investments in deals in which the firm is acting as Broker/Dealer are made payable to the issuer and are forwarded to the issuer on the same business day or, if unavoidable, the following business day by noon. In the event that the firm receives a check made payable to the Broker/Dealer, they return the check to the customer immediately and request that a new check be written in the name of the issuer. All subscription documents for customer investments are sent from the issuer to the investor.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties. We believe that this adequately addresses the question of Carolina Financial Securities, LLC compliance with the conditions of the exemption 15c3-3(k)(2)(i) on which the firm relies. If further information is required regarding this matter, please contact us as needed.

Sincerely,

GablerMolis & Company, PA

GablerMolis & Company, PA
January 20, 2009

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

TABLE OF CONTENTS

GablerMolis COMPANY, PA
Certified Public Accountants

32 Orange Street
Asheville, NC 28801
828.281.3161
828.281.3164

INDEPENDENT AUDITORS' REPORT

Manager and Members of
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying balance sheet of Carolina Financial Securities, LLC, (a limited liability company), as of December 31, 2008, and the related statements of income and members' equity, cash flows, and net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows and net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

GablerMolis & Company, PA

GablerMolis & Company, PA
Asheville, North Carolina
January 20, 2009

CAROLINA FINANCIAL SECURITIES, LLC
Balance Sheet
December 31, 2008

Assets

Current assets:		
Cash	$	19,830
Accounts receivable, net		4,000
Prepaid expense		143
Due from related party		62,500
Total current assets		86,473
Other assets:		
Property and equipment, net		10,077
Investments, at cost		7,591
Due from member		14,529
Total other assets		32,197
Total assets	$	118,670

Liabilities and Members' Equity

Current liabilities:		
Accounts payable and accrued expenses	$	2,584
Members' equity		116,086
Total liabilities and members' equity	$	118,670

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Statement of Income and Members' Equity
For the Year Ended December 31, 2008

Income from fees	$ 878,703
Less: direct cost of fees	733,392
Gross profit	145,311
Operating expenses:	
Bad debt expense	21,000
Professional services	15,838
Rents and leases	9,321
Telephone	7,254
Insurance	5,346
Depreciation	4,470
Dues and subscriptions	2,393
Bank charges	2,252
Miscellaneous	2,165
Advertising	2,082
Office expenses and supplies	1,929
Printing and reproduction	1,755
Property taxes	1,180
Postage	1,143
Utilities	1,099
Repairs and maintenance	933
Donations	745
Employee retirement	600
Total operating expenses	81,505
Income from operations	63,806
Other income (expense):	
Other income	7,500
Interest expense	(4,511)
Total other income (expense)	2,989
Net income	66,795
Members' equity, beginning of year	63,291
Members' equity, end of year before distribution	130,086
Members' distribution	(14,000)
Members' equity, end of year	$ 116,086

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows used by operating activities:	
Cash received from customers	$ 881,005
Less cash paid for direct cost and operating expenses	(814,852)
Net cash provided by operating activities	66,153
Cash flows provided from investing activities:	
Purchase of property, improvements and equipment	(93)
Net cash used from investing activities	(93)
Cash flows from financing activities:	
Advances to related party	(62,500)
Distributions to members	(14,000)
Net cash used from financing activities	(76,500)
Net decrease in cash and cash equivalents	(10,440)
Cash, beginning of year	30,270
Cash, end of year	$ 19,830
Reconciliation of net income to net cash provided from operating activities:	
Net income	$ 66,795
Adjustments:	
Depreciation	4,470
Bad debt expense	21,000
Increase in accounts receivable	(18,698)
Increase in investments	(7,500)
Decrease in prepaid expense	242
Increase in accounts payable	(156)
Net cash used by operations	$ 66,153

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

Computation of Net Capital

December 31, 2008

Total assets	$ 118,670
Total liabilities	2,584
Net worth	116,086
Less non-allowable assets:	
Petty cash	(200)
Accounts receivable	(4,000)
Prepaid expense	(143)
Due from related party	(62,500)
Due from members	(14,529)
Furniture, equipment, and leasehold improvements	(10,077)
Investments	(7,591)
	(99,040)
Net capital	17,046
Minimum net capital requirement	5,000
Excess net capital	$ 12,046

Net capital previously reported by broker-dealer, December 31, 2008		$ 17,046
Add:	Increase for audited accounts receivable	-
	Increase for audited accrued payroll, taxes and commissions	-
	Net adjustment	-
Audited net capital		$ 17,046

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2008

Note 1 - Summary of Significant Accounting Policies

Nature of Business and Trade Name
The Company was formed and operates principally as a registered broker-dealer. The Company provides studies and analyses of customers' operations, prepares materials for distribution to prospective buyers or sellers in search of mergers or acquisitions, contacts and coordinates discussions with prospective candidates and assists in the reaching of financial closure. The Company operates under the trade name of Carolina Financial Securities, LLC, a North Carolina limited liability company.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use to be cash equivalents. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Property, Improvements and Equipment
Property and equipment is recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

Revenue and Expense Recognition
Revenue is recognized upon agreement with the customer for services and upon billing for services. Expenses are recognized when incurred.

Income Taxes
The Company, with consent of its members, has elected under the Internal Revenue Code to be treated as a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company believes the carrying amount of cash, accounts receivable, and other current assets, accrued expenses and other current liabilities approximates fair value due to their short maturity.

Note 1 - Summary of Significant Accounting Policies - continued

Advertising Expense
Costs associated with advertising are charged to expense as incurred. Advertising expenses were $2,082 for 2008.

Note 2 - Accounts Receivable

Following is a summary of receivables at December 31, 2008:

Trade receivables	$ 25,000
Less: allowance for doubtful accounts	(21,000)
	$ 4,000

The allowance for bad debts is comprised of all receivable balances outstanding in excess of 30 days. Bad debt expense for the year ended December 31, 2008 was $21,000.

Note 3 - Property, Improvements and Equipment

The following is a summary of equipment and improvements - at cost, less accumulated depreciation:

Computer equipment	$ 81,776
Office furniture	44,979
Office equipment	4,081
Improvements	18,092
	148,928
Less: accumulated depreciation	(138,851)
Total	$ 10,077

Depreciation charged to operations was $4,470 during the year ended December 31, 2008.

Note 4 - Retirement Plan

Effective in 1998, the Company adopted a 401(k) Profit Sharing Plan. The Plan is funded by pre-tax employee voluntary contributions made through salary reduction, and employer makes discretionary contributions for the benefit of the employee. The Company's contribution expense for the year ended December 31, 2008 was $600.

Note 5 - Related Party Transactions

The company advanced funds during prior years to the following related parties:

Bruce V. Roberts, member-	$ 14,529

These advances have been classified as long-term assets with no specific terms of repayment.

During 2007, the Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. Total fees charged for the year ended December 31, 2008 were $391,171. These charges were coded to their respective expense accounts in the financial statements.

Note 6 – Operating Lease

In September 2008, the Company signed a six month lease agreement for office space in Asheville, North Carolina. The Company has a formal agreement to rent on a month to month basis following the expiration of the lease. Lease payments are $400 per month. Rent expense for the year ended December 31, 2008 was $9,321.

Note 7 - Concentrations

Accounts receivable at December 31, 2008 includes $25,000 or 100% of total gross receivables from three clients. Revenues from three clients represented approximately $799,802 or 91.2% of revenues for the year ended December 31, 2008.

CAROLINA FINANCIAL SECURITIES, LLC
Brevard, North Carolina

Audited Financial Statements

For the Year Ended
December 31, 2008

GablerMolis & COMPANY, PA
Certified Public Accountants